Exhibit 99.1

June 14, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Division
Telephone number:	+81 (0)3 3829 3210

Notice of Application to Delist American Depositary Receipts from the NASDAQ Global Market and

Deregister with the U.S. Securities and Exchange Commission

Pepper Food Service Co., Ltd. (“we,” “us,” or the “Company”) hereby announces the resolution made at the meeting of its Board of Directors, held on June 14, 2019, to apply to delist the Company’s American Depositary Receipts (“ADRs”) from the NASDAQ Global Market (“NASDAQ”) and to deregister with the U.S. Securities and Exchange Commission (the “SEC”).

Reasons for the application to delist

In September 2018, we listed the ADRs on NASDAQ in order to raise awareness of the Company and improve our brand power, as we looked to open new directly-managed restaurants and franchise vendors in the U.S. for both our “Ikinari! Steak” and “Pepper Lunch” restaurants. Since then, we have been working to proactively disclose information to our shareholders and investors, complying with disclosure obligations under the U.S. Securities Exchange Act (the “Exchange Act”) and preparing consolidated financial statements according to international accounting standards.

However, on February 14th of this year, the closure of seven “Ikinari Steak!” restaurants run by our U.S. subsidiary was announced, and trade in our ADRs listed on NASDAQ has also been sluggish. As a result of these and other factors, we deem that it no longer makes economic sense for the Company to continue with the listing, and we have decided to apply to delist from NASDAQ and deregister with the SEC.

Exchange where the Company will continue to be listed

Tokyo Stock Exchange

Schedule for delisting

The Company intends to give formal notice to NASDAQ later this month of its intention to voluntarily delist its ADRs from NASDAQ and deregister with the SEC. No fewer than 10 days thereafter, the Company anticipates that it will file a Form 25 with the SEC to effect the voluntary delisting from NASDAQ, which is expected to be 10 days after the filing date of the Form 25. On or about late September 2019, the Company intends to file a Form 15F with the SEC to terminate the registration of the ADRs and suspend the Company’s reporting obligations under the Exchange Act. Deregistration under Section 12(b) of the Exchange Act is anticipated to be effective 90 days after the Form 25 has been filed with the SEC and deregistration under Section 12(g) of the Exchange Act is anticipated to be effective 90 days after the Form 15F has been filed with the SEC. Further details of the schedule will be published once they are available. Note that the schedule, including the anticipated effective dates, may be delayed if the SEC objects, requests an extended review, or for other reasons.

Future Plans

The Company will no longer be required to provide ongoing disclosure, including our Annual Report (Form 20-F), under the Exchange Act once our SEC registration is terminated.

In connection with the delisting and deregistration, the Company also intends to terminate the ADR program in the U.S.

Contact information for inquiries regarding our ADRs

The Bank of New York Mellon – Depositary Receipts (U.S.)

Phone:	1-888-269-2377 (U.S. toll free)

1-201-680-6825 (International)

(Available Monday through Friday, from 9:00 am to 5:00 pm, U.S. Eastern Time)

Website: www.adrbnymellon.com

E-mail: shrrelations@cpushareownerservices.com